Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: October 19, 2005

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on strategic repositioning

Press Release for the Business Press

October 18, 2005

Strategic repositioning accelerated:

EPCOS to sell tantalum business

EPCOS, one of the world’s largest manufacturers of passive electronic components, has decided to sell its Tantalum Capacitors Business Unit. Negotiations with the US manufacturer of capacitors Kemet are already in an advanced stage.

Restructuring and repositioning

For EPCOS the sale of its tantalum activities – and thus a part of its business with standard components – is a further step in the reorganization and repositioning of its business. For several years the industry has experienced overcapacities and a high pressure on prices which makes business with commodity products increasingly difficult.

EPCOS has made great strides with its measures to adapt the company to the changing market conditions and to strengthen its competitiveness:

EPCOS already creates approximately 50% of its value added in low-cost countries. The company operates ten manufacturing sites in Asia, six of them in China. The Surface Acoustic Wave Components segment has completed the transfer of its entire multimedia business to Asia. The productivity of the new manufacturing facilities in Asia and Eastern Europe was increased especially in the past fiscal year 2005. The cost structure of the company has thus been continuously improved, and the targeted cost reductions of the COMPETE program (COst Management, Process Excellence, Time Efficiency) are showing results.

Furthermore, EPCOS is concentrating more on customer- and application-specific products and solutions. In 2004 the ferrites activities were streamlined and repositioned. More than ever, its focus is now on specific market segments, in particular on applications in automotive and industrial electronics and in telecommunications.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone+49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 08-181005E-W	1 / 3

Press Release for the Business Press

Sale of the Tantalum Capacitor Business Unit

The decision to sell the Tantalum Capacitor Business Unit is also a part of this repositioning of the product portfolio.

The various offers and discussions in the context of the sales talks resulted in a valuation of the tantalum business below the book value of the assets applied to the tantalum business. This results in an impairment write-down of between EUR 40 and 50 million.

EPCOS expects that the proceeds from the sale will accrue in the new fiscal year 2006 and then improve the net cash flow by at least EUR 70 million.

Streamlining of the ceramic multilayer portfolio

In the course of the reorganization of its business EPCOS is also streamlining its portfolio of ceramic capacitors. More than ever the focus is on products with which EPCOS is able to give its customers clear competitive advantages. Automotive electronics, in particular, is one of the markets targeted.

This focus has produced a changed demand structure, which for part of our inventories means that the sale of these products will now be more difficult. EPCOS is responding to the increased risk for the range of coverage with additional write-downs in Q4 2005.

Business development in Q4 2005

As business has stabilized sales have developed positively in Q4. At about EUR 340 million they are considerably above that of the previous quarter (EUR 310 million).

Because – compared to Q3 2005 – the company was able to reduce inventories considerably, there was hardly an increase in production volume associated with the increase in sales. Moreover, the yields of the latest generation of piezo actuators were unsatisfactory, which in part was due to problems with incoming materials. For these reasons, earnings before interest and tax (EBIT) were not yet able to follow the positive development in sales.

Because of these developments – along with the aforementioned special effects – EPCOS is expecting an EBIT of between minus EUR 55 and 65 million for Q4 of the past fiscal year 2005 (Q3 2005: minus EUR 1 million).

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone+49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 08-181005E-W	2 / 3

Press Release for the Business Press

The net cash flow in Q4 2005, however, will be clearly positive at more than EUR 30 million – among other things because of the above mentioned stock reduction.

The details of the business development of EPCOS for Q4 and for the entire fiscal year 2005 will be released on November 17, 2005.

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About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2004 (October 1, 2003, to September 30, 2004), EPCOS posted sales of EUR 1.36 billion. At September 30, 2004, the company employed about 15,600 people worldwide.

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This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone+49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 08-181005E-W	3 / 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: October 19, 2005	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG